File No. 812-_____

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________________________

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO

SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

______________________________

Fidelity Investments Life Insurance Company

Fidelity Investments Variable Annuity Account I

Fidelity Investment Variable Life Account I

Empire Fidelity Investments Life Insurance Company

Empire Fidelity Investments Variable Annuity Account A

____________________________

Please send all communications, notices and orders to:

Ted Shea, Esq.

Fidelity Investments Life Insurance Company

Empire Fidelity Investments Life Insurance Company

82 Devonshire Street

Boston, Massachusetts 02109

Copy to:

Michael Berenson, Esq.

Morgan, Lewis and Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of

Fidelity Investments Life Insurance Company

Fidelity Investments Variable Annuity Account

Fidelity Investment Variable Life Account I

Empire Fidelity Investments Life Insurance Company

Empire Fidelity Investments Variable Annuity Account A

Fidelity Investments Life Insurance Company
Empire Fidelity Investments Life Insurance Company
82 Devonshire Street
Boston, Massachusetts 02109

Investment Company Act of 1940

File No. 812-_____

APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Fidelity Investments Life Insurance Company ("Fidelity"), Fidelity Investments Variable Annuity Account I ("Account I"), Empire Fidelity Investments Life Insurance Company ("Empire Fidelity"), Fidelity Investments Variable Life Account I ("Life Account I"), Empire Fidelity Investment Life Account A ("Empire Account A") and Empire Fidelity Investments Variable Annuity Account A ("Account A"; together with Account I, Life Account I, and Empire Account A the "Separate Accounts" and, collectively with Fidelity and Empire Fidelity, the "Applicants") hereby file an application for an order of the Securities and Exchange Commission (the "Commission") pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the "Act"), approving the proposed substitution of shares of the following portfolios (the "Substitution"):

Replaced Portfolio	Replacement Portfolio
Fidelity Strategic Advisers Small Cap Portfolio ("Small Cap Portfolio")	Fidelity VIP Money Market Portfolio ("VIP Money Market")
Fidelity Strategic Advisers Mid Cap Value Portfolio ("Mid Cap Value Portfolio")	Fidelity VIP Money Market Portfolio ("VIP Money Market")

In each case, the Substitution involves a Replaced Portfolio whose Board of Directors decided to close to new investors as of April 29, 2009 and determined to liquidate as soon as practicable. The Board of Directors took these actions most importantly because the Replaced Portfolios have not attracted sufficient assets to obtain economies of scale necessary to be viable in today's competitive marketplace and because their limited potential for future growth limits the efficiency with which each Replaced Portfolio can be managed.

I. APPLICANTS

Fidelity is a stock life insurance company initially organized in 1981 under the laws of Pennsylvania and redomesticated under the laws of Utah in 1992. Fidelity is part of Fidelity Investments, a group of companies that provides a variety of financial services and products. Fidelity is a wholly-owned subsidiary of FMR LLC, the parent company of Fidelity Investments.

Account I was established under Pennsylvania law in 1987. Account I is registered under the Act as a unit investment trust (File No. 811-05315) and is used to fund variable annuity contracts issued by Fidelity. 1, 110 variable annuity contracts funded by Account I are affected by this application.1

Life Account I was established under Pennsylvania law in 1987. Life Account I is registered under the Act as a unit investment trust (File No. 811-05258) and is used to fund variable life contracts issued by Fidelity. 44 variable life contracts funded by Life Account I are affected by this application.

Empire Fidelity is a stock life insurance company organized in 1991 under the laws of New York, and commenced operations in 1992. Empire Fidelity is a wholly-owned subsidiary of Fidelity and an indirect wholly-owned subsidiary of FMR LLC. Fidelity and Empire Fidelity are referred to collectively as the "Insurance Companies."

Empire Account A was established under New York law in 1991. Empire Account A is registered under the Act as a unit investment trust (File No. 811-06388) and is also used to fund variable annuity contracts issued by Fidelity. 82 variable annuity contracts funded by Empire Account A are affected by this application.

All variable life and annuity contracts affected by this application are hereinafter collectively referred to as the "Contracts".

1 The registration statements relating to these contracts (File Nos. 33-24400 and 33-54926) are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations set forth in this application.

Purchase payments under the Contracts may be allocated to one or more subaccounts of the Separate Accounts. Income, gains and losses, whether or not realized, from assets allocated to the Separate Accounts are, as provided in the Contracts, credited to or charged against the Separate Accounts without regard to other income, gains or losses of Fidelity or Empire Fidelity, as applicable. The assets maintained in the Separate Accounts will not be charged with any liabilities arising out of any other business conducted by Fidelity or Empire Fidelity, as applicable. Nevertheless, all obligations arising under the Contracts, including the commitment to make annuity payments or death benefit payments, are general corporate obligations of Fidelity or Empire Fidelity. Accordingly, all of the assets of each of Fidelity or Empire Fidelity are available to meet its obligations under its Contracts.

II. THE CONTRACTS

A. Available Portfolios

Each Contract permits allocations of accumulation value to available subaccounts that invest in specific investment portfolios of underlying mutual funds. Each Contract offers 53 portfolios. All of the portfolios currently offered under each Contract are listed in Exhibit A to this application. Each of the Contracts offers the portfolios of the Fidelity Variable Insurance Products ("VIP") Funds, Morgan Stanley Universal Funds Inc., Lazard, and Credit Suisse Trust. Additionally, some of the Contracts offer Contract owners a fixed interest rate option.

B. Portfolios Closed To New Assets

Each of the Contracts offered the two Replaced Portfolios that have been closed to new assets since April 2009. The Replaced Portfolios are managed by Strategic Advisers, Inc. ("Strategic"), an investment adviser which is registered under the Investment Advisers Act of 1940. Strategic is an affiliate of the Insurance Companies as a result of the three entities being under common control.

C. Transfers

Currently, Contract owners may transfer amounts from any portfolio to any available portfolio as often as they wish without charge. However, the Contracts reserve the right to limit the number of transfers permitted to not more than six per contract year and to charge up to $15.00 for each transfer in excess of six per contract year (except on those Contracts issued as immediate annuities). Transfers must be at least $250, or, if less, the entire amount in the portfolio from which the value is to be transferred.

Since April 2009, Contract owners have not been permitted to transfer funds or allocate new premium to the Replaced Portfolios. Existing Contract owners with assets in the Replaced Portfolios have not been required to transfer funds from those portfolios. However, once a Contract owner has withdrawn or transferred assets from one of the Replaced Funds, he or she has not been allowed to reenter them.

III. Reservation of Right to Substitute Subaccounts

Each of the Contracts reserves the right, upon notice to Contract owners and in compliance with applicable law, to add, combine or remove subaccounts, or to withdraw assets from one subaccount and put them into another subaccount.

III. THE PORTFOLIOS

The Substitution is being proposed by the Insurance Companies in response to the decision to liquidate the Replaced Portfolios. In each case, shares of each class of the Replaced Portfolios will be replaced with shares of equal value, as discussed below, of the corresponding class of the Replacement Portfolios:

Replaced Portfolio	Replacement Portfolio
Small Cap Portfolio	VIP Money Market Portfolio
Mid Cap Value Portfolio	VIP Money Market Portfolio

The Replaced Portfolios and their investment adviser, Strategic, and the Replacement Portfolios and their investment adviser, Fidelity Management & Research Company ("FMR"), are all affiliated with the Applicants. OppenheimerFunds, Inc. and J.P. Morgan Investment Management Inc. are the sub-advisers for the Small Cap Portfolio and the Mid Cap Value Portfolio, respectively, and are not affiliated with any of the Applicants. The Replaced Portfolios are portfolios of the Fidelity Rutland Square Trust II (the "Trust"), an open-end management investment company registered under the Act. The 2008 expenses for each of the Replaced and Replacement Portfolios are shown in Chart A at the end of this section. Historical performance as of December 31, 2008 is included in Chart B.

Upon being informed by the Trust that the Replaced Portfolios would be liquidated later in the year, the Insurance Companies gave consideration to whether or not shares of a different underlying mutual fund would be a suitable substitute for a Replaced Portfolio. After due consideration, the Insurance Companies were unable to conclude that there was a current underlying mutual fund that would be an appropriate substitution candidate for the either Replaced Portfolio because none pursues a substantially similar investment objective using substantially similar investment strategies. In light of this, the Insurance Companies propose to take the proceeds from the liquidations of the Replaced Portfolios and reinvest such proceeds on behalf of Contract owners in the subaccounts investing in shares of the Replacement Portfolio.

Chart A
2008 Portfolio Expenses

(Within each grouping, the first fund listed is the Replaced Portfolio and the fund listed immediately below it is the Replacement Portfolio.)

Portfolio	Mgmt. Fee	12b-1 Fee	Other Expenses	Acquired Fund Fees and Expenses	Total Annual Operating Expenses	Fee Reduction	Net Total Annual Expenses
Small Cap Portfolio (Initial Class)	0.82%	N/A	0.13%	N/A	0.95%	N/A	0.95%*
VIP Money Market (Initial Class)	0.19%	N/A	0.10%	N/A	0.29%	N/A	0.29%

Small Cap Portfolio (Investor Class)	0.82%	N/A	0.28%	N/A	1.10%	N/A	1.10%*
VIP Money Market (Investor Class)	0.19%	N/A	0.13%	N/A	0.32%	N/A	0.32%

Mid Cap Value Portfolio (Initial Class)	0.80%	N/A	0.10%	0.01%	0.91%	N/A	0.90%*
VIP Money Market (Initial Class)	0.19%	N/A	0.10%	N/A	0.29%	N/A	0.29%

Mid Cap Value Portfolio (Investor Class)	0.80%	N/A	0.25%	0.01%	1.06%	N/A	1.05%*
VIP Money Market (Investor Class)	0.19%	N/A	0.13%	N/A	0.32%	N/A	0.32%

* The net total annual expense numbers for these Funds reflect limitations imposed by an expense contract between Strategic and the Funds. The expense limitations vary by Fund class and expire in June 2010. Absent the expense limitations, total expenses for the Funds may be higher than the numbers shown here.

Chart B
Portfolio Performance
Average Annual Returns As of December 31, 2008

(Within each grouping, the first fund listed is the Replaced Portfolio and the fund listed immediately below it is the Replacement Portfolio.)

Portfolio	Fund Inception Date	1 year	10 year/ Life of Fund

Small Cap Portfolio (Initial Class)	4/27/2007	-38.42%	-29.38%
VIP Money Market (Initial Class)	4/01/1982	3.02%	3.55%

Small Cap Portfolio (Investor Class)	4/27/2007	-38.53	-29,49
VIP Money Market (Investor Class)	4/01/1982	3.00%	3.54%

Mid Cap Value Portfolio (Initial Class)	4/26/2007	-35.14%	-25.95%

Mid Cap Value Portfolio (Investor Class)	4/26/2007	-35.26	-26.07

IV. APPLICABLE LAW

A. Requirements of Section 26(c)

Section 26(c) of the Act makes it unlawful for any depositor or trustee of a registered unit investment trust holding the security of a single issuer to substitute another security for such security unless the Commission approves the substitution.2 The Commission will approve such a substitution if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 26(c) of the Act was enacted as part of the Investment Company Act Amendments of 1970 ("1970 Amendments"). Prior to the enactment of the 1970 Amendments, Section 26(a)(4)(B) of the Act only required that the trust instrument of a unit investment trust provide that the sponsor or trustee notify the trust's shareholders within five (5) days after a substitution of the underlying securities. The legislative history of Section 26(c) describes the underlying purpose of the amendment to the section:

The proposed amendment recognizes that in the case of a unit investment trust holding the securities of a single issuer notification to shareholders does not provide adequate protection since the only relief available to the shareholders, if dissatisfied, would be to redeem their shares. A shareholder who redeems and reinvests the proceeds in another unit investment trust or in an open-end company would under most circumstances be subject to a new sales load. The proposed amendment would close this gap in shareholder protection by providing for Commission approval of the substitution. The Commission would be required to issue an order approving the substitution if it finds the substitution consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.[3]

2 The Commission has interpreted Section 26(c) of the Act to apply to "a substitution of securities in any sub-account of a registered separate account." Invesment Company Act Rel. No. 12678 (Sept. 21, 1982)(adopting Rule 6c-6). The proscription of Section 26(c) is addressed to the depositors (Fidelity and Empire Fidelity), and not the unit investment trusts (the Separate Accounts) for which the depositors serve. Nevertheless, the Commission generally grants orders under Section 26(c) in the name of the depositor and unit investment trust. See, e.g., Keystone Provident Life Insurance Company, Investment Company Act Rel. Nos. 17891 (Nov. 30, 1990)(Notice) and 17923 (Dec. 28, 1990)(Order). In accordance with this precedent, Applications here include the Separate Accounts.

3 Senate Committee Report No. 91-184 (1969), p. 41; House Committee Report No. 91-1382 (1970), p. 33.

The legislative history makes clear that the purpose of Section 26(c) is to protect the expectation of investors in a unit investment trust that the unit investment trust will accumulate shares of a particular issuer by preventing unscrutinized substitutions that might, in effect, force shareholders dissatisfied with the substituted security to redeem their shares, thereby possibly incurring either a loss of the sales load deducted from initial premium payments, an additional sales load upon reinvestment of the redemption proceeds, or both.4 Moreover, in the insurance product context, a contract owner forced to redeem may suffer adverse tax consequences. Section 26(c) affords this protection to investors by preventing a depositor or trustee of a unit investment trust that holds shares of one issuer from substituting for those shares the shares of another issuer, unless the Commission approves that substitution.5

B. Basis for Requested Order of Approval

Applicants submit that the purposes, terms and conditions of the Substitution are consistent with the principles and purposes of Section 26(c) and do not entail any of the abuses that Section 26(c) is designed to prevent. In connection with the Substitution, Applicants represent that they have taken or will take the following actions:

4 House Comm. on Interstate and Foreign Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess. 337 (1966).

5 The Commission has granted numerous applications based on similar standards. See, e.g., Great-West Life and Annuity Insurance Company (File No. 812-11182), Investment Company Act Rel. Nos. 23575 (Nov. 25, 1998)(Notice) and 23622 (Dec. 23, 1998)(Order); Safeco Life Insurance Company (File No. 812-9156), Investment Company Act Rel. Nos. 21587 (Dec. 7, 1995)(Notice) and 21645 (Jan. 1996)(Order); American Skandia Life Assurance Corporation, Investment Company Act Rel. Nos. 21561 (Dec. 1, 1995)(Notice) and 21631 (Dec. 28, 1995)(Order).

1. By a supplement to the prospectuses for the Contracts and the Separate Accounts, each Insurance Company will notify all owners of the Contracts of its intention to take the necessary actions, including seeking the order requested by this Application, to effect the Substitution as described herein. The supplement will advise Contract owners that from the date of the supplement until the date of the proposed substitution, owners are permitted to make one transfer of Contract value (or annuity unit exchange) out of the Replaced Portfolio sub-account to one or more other sub-accounts without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge. The supplement also will inform Contract owners that the Insurance Companies will not exercise any rights reserved under any Contract to impose additional restrictions on transfers until at least 30 days after the proposed substitutions. The supplement also will advise Contract owners that for at least 30 days following the Substitution, the Insurance Companies will permit Contract owners affected by the Substitution to make one transfer of Contract value (or annuity unit exchange) out of the Replacement Funds to one or more other available underlying funds without the transfer (or exchange) being treated as one of a limited number of permitted transfers (or exchanges) or a limited number of transfers (or exchanges) permitted without a transfer charge.

2. The Substitution will take place at relative net asset value with no change in the amount of any Contract owner's Contract value, cash value, or death benefit or in the dollar value of his or her investment in the Separate Accounts.

3. Contract owners will not incur any fees or charges as a result of the Substitutions, nor will their rights or either of the Insurance Companies' obligations under the Contracts be altered in any way. All expenses incurred in connection with the Substitution, including brokerage, legal, accounting, and other fees and expenses, will be paid by the Insurance Companies. In addition, the Substitution will not impose any tax liability on Contract owners. The Substitution will not cause the Contract fees and charges currently being paid by existing Contract owners to be greater after the Substitution than before the Substitution.

4. In addition to the prospectus supplements distributed to owners of Contracts, within five business days after the Substitution is completed, Contract owners will be sent a written notice informing them that the Substitution was carried out and that they may make one transfer of all Contract value or cash value under a Contract invested in any one of the Replacement Portfolios on the date of the notice to one or more underlying mutual funds available under their Contract at no cost and without regard to the usual limit on the frequency of transfers. The notice will also reiterate that (other than with respect to "market timing" activity) the Insurance Companies will not exercise any rights reserved by it under the Contracts to impose additional restrictions on transfers or to impose any charges on transfers until at least 30 days after the Substitution. The Insurance Companies will also send each Contract owner current prospectuses for the Replacement Funds involved to the extent that they have not previously received a copy.

5. Each Insurance Company also is seeking approval of the Substitution from any state insurance regulators whose approval may be necessary or appropriate.

6. Applicants agree that for those who were Contract owners on the date of the Substitution, the Insurance Companies will reimburse, on the last business day of each fiscal period (not to exceed a fiscal quarter) during the twenty-four months following the date of the Substitutions, those Contract owners whose sub-account invests in the Replacement Fund such that the sum of the Replacement Fund's operating expenses and sub-account expenses (asset-based fees and charges deducted on a daily basis from sub-account assets and reflected in the calculation of sub-account unit values) for such period will not exceed, on an annualized basis, the sum of the Existing Fund's operating expenses and sub-account expenses for fiscal year 2008.

VI. REQUEST FOR ORDER

Applicants request an order of the Commission pursuant to Section 26(c) of the Act approving the Substitution. Section 26(c), in pertinent part, provides that the Commission shall issue an order approving a substitution of securities if the evidence establishes that it is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. For the reasons and upon the facts set forth above, the requested order meets the standards set forth in Section 26(c) and should, therefore, be granted.

VII. PROCEDURAL MATTERS, SIGNATURES

All requirements of the organizational documents of Fidelity and Empire Fidelity have been satisfied in connection with the execution and filing of this application. Fidelity and Empire Fidelity, by resolutions duly adopted by each company's board of directors, are each authorized to request this order on its own behalf and on behalf of its respective Separate Accounts. A certified copy of each resolution is attached as Exhibit B.

The Applicants file this Application in accordance with Rule 0-2 under the Act and state that their address is printed on the Applications facing page and that they request all written communications concerning the Application be directed to the person(s) and address(es) printed on the Application's facing page.

Edward M. Shea is authorized, as the Secretary of the Insurance Companies, to sign and file this Application on behalf of the Insurance Companies.

In accordance with Rule 0-5 under the Act, the Applicants request the Commissioner issue the requested Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, the Applicants respectfully request that the Commission issue an Order under Section 26(c)of the Act granting the Relief requested by this Application

Dated: July 17, 2009	Fidelity Investments Life Insurance Company
By:/s/________________ Name: Edward M. Shea Title: Secretary
Dated: July 17, 2009	Empire Fidelity Investments Life Insurance Company
By:/s/_______________ Name: Edward M. Shea Title: Secretary

EXHIBIT A - Verification

State of Massachusetts	)
)
County of Suffolk	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Amendment to an Application for an order for and on behalf of the Fidelity Investments Life Insurance Company and the Empire Fidelity Life Insurance Company (collectively "Insurance Companies"); that he is the duly appointed Secretary of such Insurance Companies; and that all actions taken by the officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:/s/________________ Name: Edward M. Shea Title: Secretary

EXHIBIT B - Board Resolutions

Fidelity Investments Life Insurance Company Account I

UNANIMOUS CONSENT OF DIRECTORS

OF

FIDELITY INVESTMENTS LIFE INSURANCE COMPANY

(formerly Providentmutual Variable Life Insurance Company)

Pursuant to the Pennsylvania Business Corporation Law, the undersigned being all the directors of Fidelity Investments Life Insurance Company, (formerly Providentmutual Variable Life Insurance Company), hereby unanimously consent and agree that the following resolutions be and hereby are adopted as the action of the Board of Directors of said Company.

BE IT RESOLVED, that Fidelity Investments Life Insurance Company (the "Company") pursuant to the provisions of Section 406.2 of the Pennsylvania Insurance Company Law of 1921, as amended, hereby establishes a separate account designated Fidelity Investments Variable Annuity Account I (the "Account") or such other name as the officers of the Company deem appropriate.

FURTHER RESOLVED, that the Chairman, President, Vice President and Treasurer, Secretary, or Assistant Secretary each be authorized to take all necessary and appropriate action to accomplish the registration of the Account as an investment company under the Investment Company Act of 1940, and the registration of the variable annuity contracts issued in connection with the Account as securities under the Securities Act of 1933, and to take all action necessary to comply with such Acts, including but not limited to the execution and filing of registration statement and amendments thereto, (including the payment of registration fees), applications for exemptions from the provisions of the Acts as may be necessary or desirable, and agreement for the management of the Account and for the distribution of variable annuity contracts funded through the Account;

FURTHER RESOLVED, that the Company receive and hold in the Account (i) amount arising from premium payments received by the Company under certain variable annuity contracts (in accordance with the provisions of such contracts) and (ii) such other assets of the Company as the officers of the Company may deem prudent and appropriate to support the issuance and maintenance of such variable annuity contracts; and

FURTHER RESOLVED, that the assets held in the Account be invested and reinvested in shares of Variable Insurance Products Fund, a trust registered as an open-end management investment company under the Investment Company Act of 1940; and

FURTHER RESOLVED, that the signature of any Director of Officer of the Company required by law to affix his or her signature to a registration statement under the Investment Company Act of 1940 or Securities Act of 1933, or any amendment thereof, may be affixed by said Director or Officer personally or by an attorney-in-fact duly constituted in writing by said Director or Officer to sign his or her name thereto; and

FURTHER RESOLVED, that the President is herby appointed agent of the Company to receive any and all notices from the Securities and Exchange Commission relating to the registration statements for the Account and the contracts, and all amendments thereof;

AND FURTHER RESOLVED, that the Chairman, President, Vice President and Treasurer, Secretary or Assistant Secretary each be authorized to take whatever steps as may be necessary to comply with such laws and regulations of the several states as may be applicable to the Account or the contracts.

Consent to have the same forces and effect as though duly adopted at a meeting of the Board of Directors.

/s/___________________________	/s/ __________________________
Edward C. Johnson 3d	J. Gary Burkhead
/s/ ___________________________	/s/ __________________________
John J. Remondi	Rodney R. Rohda
/s/ ___________________________	/s/ __________________________
John F. O' Brien, Jr.	James C. Curvey
/s/ __________________________
Roger T. Servison
Dated July 22, 1987
The foregoing Unanimous Consent of Directors was executed pursuant to the Pennsylvania Business Corporation Law and filed with the undersigned this 22nd day of July, 1987.
/s/ _________________________
David C. Weinstein, Secretary

Fidelity Investments Life Insurance Company Life Account I

UNANIMOUS CONSENT OF DIRECTORS

OF

FIDELITY INVESTMENTS LIFE INSURANCE COMPANY

(formerly Providentmutual Variable Life Insurance Company)

Pursuant to the Pennsylvania Business Corporation Law, the undersigned being all the directors of Fidelity Investments Life Insurance Company, (formerly Providentmutual Variable Life Insurance Company), hereby unanimously consent and agree that the following resolutions be and hereby are adopted as the action of the Board of Directors of said Company.

BE IT RESLOVED, that Fidelity Investments Life Insurance Company (the "Company") pursuant to the provisions of Section 406.2 of the Pennsylvania Insurance Company Law of 1921, as amended, hereby establishes a separate account designated Fidelity Investments Variable Life Account I (the "Account") or such other name as the officers of the Company deem appropriate.

FURTHER RESOLVED, that the Chairman, President, Vice President and Treasurer, Secretary, or Assistant Secretary each be authorized to take all necessary and appropriate action to accomplish the registration of the Account as an investment company under the Investment Company Act of 1940, and the registration of the variable life insurance contracts issued in connection with the Account as securities under the Securities Act of 1933, and to take all action necessary to comply with such Acts, including but not limited to the execution and filing of registration statements and amendments thereto, (including the payment of registration fees), applications for exemptions from the provisions of the Acts as may be necessary or desirable, and agreement for the management of the Account and for the distribution of variable life insurance contracts funded through the Account;

FURTHER RESOLVED, that the Company receive and hold in the Account (i) amount arising from premium payments received by the Company under certain variable life insurance contracts (in accordance with the provisions of such contracts) and (ii) such other assets of the Company as the officers of the Company may deem prudent and appropriate to support the issuance and maintenance of such variable life insurance contracts; and

FURTHER RESOLVED, that the assets held in the Account be invested and reinvested in shares of Variable Insurance Products Fund, a trust registered as an open-end management investment company under the Investment Company Act of 1940; and

FURTHER RESOLVED, that the signature of any Director of Officer of the Company required by law to affix his or her signature to a registration statement under the Investment Company Act of 1940 or Securities Act of 1933, or any amendment thereof, may be affixed by said Director or Officer personally or by an attorney-in-fact duly constituted in writing by said Director or Officer to sign his or her name thereto; and

FURTHER RESOLVED, that the President is herby appointed agent of the Company to receive any and all notices from the Securities and Exchange Commission relating to the registration statements for the Account and the contracts, and all amendments thereof;

AND FURTHER RESOLVED, that the Chairman, President, Vice President and Treasurer, Secretary or Assistant Secretary each be authorized to take whatever steps as may be necessary to comply with such laws and regulations of the several states as may be applicable to the Account or the contracts.

Consent to have the same forces and effect as though duly adopted at a meeting of the Board of Directors.

/s/___________________________	/s/ __________________________
Edward C. Johnson 3d	J. Gary Burkhead
/s/ ___________________________	/s/ __________________________
John J. Remondi	Rodney R. Rohda
/s/ ___________________________	/s/ __________________________
John F. O' Brien, Jr.	James C. Curvey
/s/ __________________________
Roger T. Servison
Dated July 22, 1987
The foregoing Unanimous Consent of Directors was executed pursuant to the Pennsylvania Business Corporation Law and filed with the undersigned this 22nd day of July, 1987.
/s/ _________________________
David C. Weinstein, Secretary

Empire Fidelity Investments Life Insurance Company Account A

ACTION BY UNANIMOUS WRITTEN CONSENT

IN LIEU OF THE FIRST MEETING

OF THE BOARD OF DIRECTORS OF

EMPIRE FIDELITY INVESTMENTS LIFE INSURANCE COMPANY

We, the undersigned, being all of the Directors of EMPIRE FIDELITY INVESTMENTS LIFE INSURANCE COMPANY (the "Company"), a New York corporation, do herby adopt the following resolutions by unanimous written consent in accordance with Section 708 of the Business Corporation Law of the State of New York, by written consent without a meeting an in lieu of the Organizational Meeting of the Board of Directors, with full force and effect as if adopted by the unanimous affirmative vote of the Board of Directors at a duly constituted meeting:

1. Redacted

2. Redacted

3. Redacted

4. Redacted

5. Redacted

6. Redacted

7. Redacted

8. Redacted

9. RESOLVED, that the Company, pursuant to the provisions of Section 4240 of the New York Insurance Law hereby establishes two separate accounts designated Empire Fidelity Investments Variable Annuity Account A and Empire Fidelity Investments Variable Life Account A, respectively (collectively, the "Accounts") or such other name(s) as the officers of the Company deem appropriate.

10. RESOLVED, that the President, Treasurer, or Secretary, each be authorized to take all necessary and appropriate action to accomplish the registration of the Accounts as investment companies under the Investment Company Act of 1940 and the registration of the variable annuity contracts and variable life policies issued in connection with the Accounts as securities under the Securities Act of 1933, and to take all action necessary to comply with such Acts, including but not limited to the execution and filing of registration statements and amendments thereto, (including the payment of registration fees), execution and filing of applications for exemptions (and amendments thereto) from the provisions of the Acts as may be necessary or desirable, and execution of agreements for the management of the Accounts and for the distribution of variable annuity contracts and variable life policies funded through the Accounts;

11. RESOLVED, that the Company receive and hold in the Account (i) amounts arising from premium payments received by the Company under certain variable annuity contracts and variable life policies (in accordance with the provisions of such contracts and policies) and (ii) such other assets of the Company as the officers of the Company may deem prudent and appropriate to support the issuance and maintenance of such contracts and policies;

12. RESOLVED, that the assets held in the Accounts be invested an reinvested in shares of Variable Insurance Products Fund, Variable Insurance Products Fund II or such other open-end management investment companies registered under the Investment Company Act of 1940 and advised by Fidelity Management & Research Company;

13. RESOLVED, that the signature or any Director of Officer of the Company required by law to affix his or her signature to a registration statement under the Investment Company Act of 1940 and/or Securities Act of 1933, or any amendment thereof, may be affixed by said Director of Officer personally or by an attorney-in-fact duly constituted in writing by said Director of Officer to sign his or her name thereto;

14. RESOLVED, that the President is hereby appointed agent of the Company to receive any and all notices from the Securities and Exchange Commission relating to the registration statements for the Accounts and the contracts or the policies, and all amendments thereof; and

15. RESOLVED, that the President, Treasurer, or Secretary, each be authorized to take whatever steps as may be necessary to comply with such laws and regulations of the several states as may be applicable to the Accounts or the contracts or the policies.

IN WITNESS WHEREOF, the undersigned have executed this Written Consent as of the 15th day of July, 1991

/s/ ___________________________	/s/ __________________________
Edward C. Johnson 3d	J. Gary Burkhead
/s/ ___________________________	/s/ __________________________
John J. Cook, Jr.	James C. Curvey
/s/ ___________________________	/s/ __________________________
John J. Remondi	Rodney R. Rohda
/s/ ___________________________	/s/ __________________________
Robert C. Pozen	David C. Weinstein
/s/ ___________________________	/s/ __________________________
John H. Stimpson	Joshua M. Berman
/s/ ___________________________	/s/ __________________________
Roy C. Ballentine	Peter G. Johannsen
/s/ ___________________________
Malcolm Mackay